Exhibit 99.2

I AM CANNABIS

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30,2024

(Unaudited)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	4 - 5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 30

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2024	December 31, 2023
	Note	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,958	$1,813
Trade receivables		14,411	7,651
Advances to suppliers		2,843	936
Other accounts receivable		4,121	3,889
Inventories	3	4,310	9,976

		27,643	24,265
NON-CURRENT ASSETS:

Property, plant and equipment, net		4,112	5,058
Investments in affiliates		2,282	2,285
Right-of-use assets, net		516	1,307
Intangible assets, net		3,453	5,803
Goodwill		6,629	10,095

		16,992	24,548

Total assets		$44,635	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2024	December 31, 2023
	Note	(Unaudited)	(Audited)
LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$16,567	$9,223
Bank loans and credit facilities		12,679	12,119
Other accounts payable and accrued expenses		7,660	6,218
Accrued purchase consideration liabilities		-	2,097
PUT Option liability		-	2,697
Convertible debt		2,083	-
Current maturities of operating lease liabilities		259	454

		39,248	32,808

NON-CURRENT LIABILITIES:

Warrants measured at fair value	4	13	38
Operating lease liabilities		233	815
Long-term loans		405	394
Employee benefit liabilities, net		24	95
Deferred tax liability, net		502	963

		1,177	2,305

Total liabilities		40,425	35,113

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	5

Share capital and premium		256,685	253,882
Translation reserve		1,144	95
Reserve from share-based payment transactions		7,198	9,637
Conversion option for convertible debt		327	-
Accumulated deficit		(259,400)	(249,145)

Total equity attributable to equity holders of the Company		5,954	14,469

Non-controlling interests		(1,744)	(769)

Total equity		4,210	13,700

Total liabilities and equity		$44,635	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
	(Unaudited)

Revenues	$40,696	$38,106	$13,883	$12,370
Cost of revenues	34,878	28,391	10,713	9,632
Gross profit before fair value adjustments	5,818	9,715	3,170	2,738

Fair value adjustments:
Realized fair value adjustments on inventory sold in the period	(47)	(710)	(22)	(93)
Total fair value adjustments	(47)	(710)	(22)	(93)

Gross profit	5,771	9,005	3,148	2,645

General and administrative expenses	6,846	7,708	2,351	2,145
Selling and marketing expenses	5,279	7,991	1,506	2,564
Restructuring expenses	-	617	-	-
Share-based compensation	364	316	244	195
Loss on deconsolidation	2,734	-	-	-
Total operating expenses	15,223	16,632	4,101	4,904

Operating loss	9,452	7,627	953	2,259

Finance income (expense), net	(2,082)	869	(155)	248

Loss before income taxes	11,534	6,758	1,108	2,011
Tax income (expense)	976	50	26	(125)

Net loss	(10,558)	(6,708)	(1,082)	(2,136)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Remeasurement gain on defined benefit plan	67	36	-	-

Exchange differences on translation to presentation currency	1,566	(622)	49	39

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods	1,633	(586)	49	39

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation	(508)	624	(482)	158

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:	(508)	624	(482)	158

Total other comprehensive income (loss)	1,125	38	(433)	197

Total comprehensive loss	$(9,433)	$(6,670)	$(1,515)	$(1,939)

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
		2024	2023*)	2024	2023*)
	Note	(Unaudited)

Net income (loss) attributable to:
Equity holders of the Company		$(9,574)	$(6,209)	$(922)	$(2,150)
Non-controlling interests		(984)	(499)	(160)	14

		$(10,558)	$(6,708)	$(1,082)	$(2,136)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		$(8,458)	$(6,152)	$(1,357)	$(1,943)
Non-controlling interests		(975)	(518)	(158)	4

		$(9,433)	$(6,670)	$(1,515)	$(1,939)

Net income (loss) per share attributable to equity holders of the Company:	7

Basic loss per share (in CAD)		$(4.29)	$(2.95)	$(0.41)	$(0.96)
Diluted loss per share (in CAD)		$(4.29)	$(2.95)	$(0.41)	$(0.96)

Earnings (loss) per share attributable to equity holders of the Company:

Basic loss per share (in CAD)		$(4.29)	$(2.95)	$(0.41)	$(0.96)
Diluted loss per share (in CAD)		$(4.29)	$(2.95)	$(0.41)	$(0.96)

*) Reclassified in accordance with shares consolidation. See also note 5a.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Reserve from share-based payment transactions	Conversion option for convertible debt	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024	$253,882	$9,637	$-	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	-	(9,574)	(9,574)	(984)	(10,558)
Total other comprehensive income	-	-	-	1,049	67	1,116	9	1,125

Total comprehensive income (loss)	-	-	-	1,049	(9,507)	(8,458)	(975)	(9,433)

Net proceeds of convertible debt allocated to conversion option	-	-	327	-	-	327	-	327
Other comprehensive loss Classification	-	-	-	-	(748)	(748)	-	(748)
Share-based compensation	-	364	-	-	-	364	-	364
Forfeited options	2,803	(2,803)	-	-	-	-	-	-

Balance as of September 30, 2024	$256,685	$7,198	$327	$1,144	$(259,400)	$5,954	$(1,744)	$4,210

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	(6,209)	(6,209)	(499)	(6,708)
Total other comprehensive income (loss)	-	-	21	36	57	(19)	38

Total comprehensive income (loss)	-	-	21	(6,173)	(6,152)	(518)	(6,670)

Issuance of common shares	2,351	-	-	-	2,351	-	2,351
Share-based compensation	-	316	-	-	316	-	316
Forfeited options	3,028	(3,028)	-	-	-	-	-

Balance as of September 30, 2023	$251,155	$12,455	$1,304	$(245,747)	$19,167	$627	$19,794

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2024	2023
Cash provided by operating activities:

Net loss for the period	$(10,558)	$(6,708)
Adjustments for non-cash items:
Fair value adjustment on sale of inventory	47	710
Fair value adjustment on Warrants, investments and accounts receivable	(24)	(4,547)
Interest recorded in respect of the convertible debt	197	-
Depreciation of property, plant and equipment	332	494
Amortization of intangible assets	1,036	1,329
Depreciation of right-of-use assets	274	442
Impairment of PPE	10	-
Finance expenses, net	1,911	3,678
Deferred tax liability, net	(138)	(200)
Share-based payment	364	316
Loss from deconsolidation of subsidiary	2,764	-
Net proceeds of convertible debt allocated to conversion option	327	-
	7,100	2,222

Changes in working capital:
Increase in trade receivables	(8,184)	(2,719)
Increase in other accounts receivable and advances to suppliers	(2,775)	(353)
Decrease in inventories, net of fair value adjustments	4,817	4,844
Decrease (increase) in trade payables	10,595	(4,652)
Changes in employee benefit liabilities, net	(71)	(204)
Increase in other accounts payable and accrued expenses	2,420	265

	6,802	(2,819)

Taxes paid	(222)	(552)

Net cash provided (used) in operating activities	3,122	(7,857)

Cash flows from investing activities:

Purchase of property, plant and equipment	(126)	(553)
Deconsolidation of subsidiary	(346)	-

Net cash used in investing activities	$(472)	$(553)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2024	2023
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	$-	$1,688
Proceeds from issuance of warrants	-	6,585
Repayment of lease liability	(265)	(435)
Interest paid - lease liability	(44)	(44)
Repayment of bank loan and credit facilities	(2,624)	(1,109)
Cash paid for interest	(1,572)	(163)
Proceeds from discounted checks	4,483	2,932

Net cash provided (used) by financing activities	(22)	9,454

Effect of foreign exchange on cash and cash equivalents	(2,483)	(2,189)

Increase (decrease) in cash and cash equivalents	145	(1,145)
Cash and cash equivalents at the beginning of the period	1,813	2,449

Cash and cash equivalents at end of the period	$1,958	$1,304

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$40	$49
Issuance of shares in payment of debt settlement to a non-independent director of the company	$-	$1,061

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC") is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

The Company and its subsidiaries (collectively: the "Group"), operate in geographical reporting segments (see also Note 8). Most of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel. The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") until July 2022. In July 2022 Focus closed its cultivation facility and received an IMCA license which allows it to import cannabis products and proceed with its supply activity. All of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses specializes in medical cannabis, including the pharmacies of Revoly Trading and Marketing Ltd. ("Vironna"), R.A. Yarok Pharm Ltd. and Oranim Plus Pharm Ltd. ("Oranim"), and the trade houses of Panaxia and Rosen High Way Ltd.

In Europe, IMCC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary acquired by IMC Holdings Ltd. ("IMC Holdings") on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC actively operated until recently through Trichome Financial Corp. and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM“) (collectively: "Trichome" or the "Canadian entities"). The Canadian entities are federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada. IMCC has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022, pursuant to IFRS.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Panaxia Transaction Update:

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

As of September 30, 2024, the amount was not received and accrued for bad debt.

Liquidity and capital resources - going concern:

As of September 30, 2024, the Group's cash and cash equivalents totaled $1,958, the Group's working capital (current assets less current liabilities) amounted to $(11,605) and the Group’s accumulated loss deficit amounted to $259,400. In the nine months ended September 30, 2024, the Group had an operating loss of ($9,452) and cash flows from operating activities of $3,122.

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans. In 2023 The Company’s board of directors approved a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consisted cost reduction due to efficiencies and synergies, included mainly the following steps: discontinued operations of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures. Those actions saves costs in 2024 and the company will continue its efforts for efficiency operations.

Despite the cost savings plan and restructuring as described above, the projected cash flows for 2024 indicate that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Financial Statement Condensed format and Figure disclosure

These financial statements have been prepared in a condensed format as of September 30, 2024, and for the nine months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2023, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

Debt Settlement with L5 Capital

On May 8th, 2023, the Company announced that on May 5th, 2023, it has closed the securities for debt settlement transaction with L5 Capital (the “Debt Settlement”). Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 Units at a price of US$1.25 per Unit. Each Unit consists of one Common Share of the Company and one Common Share purchase Warrant. Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance. All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation. See also note 5a.

Discontinue operations and Canadian entities CCAA:

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring.

The Canadian operations are held through the Canadian entities and being orderly wound-down under CCAA pursuant to an initial order of the Court issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against the Canadian entities and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Canadian entities to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Canadian entities; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Canadian entities and L5 Capital Inc. (“L5”), a company wholly-owned and controlled by the prevuous executive chairman and a director of the Company, dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the Canadian entities' business and assets.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Canadian entities that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Canadian entities terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Canadian entities’ business and assets, including the brands and other intellectual property owned by the Canadian entities.

Pursuant to an order of the Court made on April 6, 2023 in the CCAA Proceedings (the “Reverse Vesting Order”), the Court approved a share purchase agreement (the “Share Purchase Agreement”) dated March 28, 2023 among Trichome Financial Corp. (“Trichome” or the “Vendor”), 1000370759 Ontario Inc. (the “Purchaser”), Trichome JWC Acquisition Corp. (“TJAC”), Trichome Retail Corp. (“TRC”), MYM Nutraceuticals Inc. (“MYM”), MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (“Highland”, and collectively with TJAC, TRC, MYM and MYMB, the “Purchased Entities”). The Purchased Entities and its business and operations were sold to a party that is not related to the Company, for a purchase price of $3,375 along with certain deferred consideration. Thus, the Company has exited operations in Canada. The Company has neither received nor is entitled to any portion of the proceeds from the Share Purchase Agreement.

On September 14, 2023, a CCAA Termination Order was granted by the Honorable Justice Osborne (upon service on the Service List of an executed certificate and the above CCAA Proceedings under the Companies Creditors’ Arrangement Act and the Stay Period were terminated without any further act or formality. On September 29th, 2023, Trichome Financial Corp. filed (or was deemed to have filed) an assignment (or a bankruptcy order was made against Trichome Financial Corp.), and Goldhar & Associates Ltd., was appointed as trustee of the estate of the bankrupt by the official receiver (or the Court). The first meeting of creditors of the bankrupt was held on October 17th, 2023.

As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company is subject to the priorities of other stakeholders in the CCAA proceedings and will likely realize no return in the restructure of the Trichome Group business.

Telekana Agreement

On November 29, 2022, IMC signed on a convertible loan agreement with Telekana Ltd. (“Telekana”), a Pharmacy for sell of medical Cannabis accordingly IMC will loan a total of $611. The loan will be converted to 1,040 shares representing 51% of the total common share of Telekana upon approval from the Israeli Ministry of Health, at the earlier of the following events; (i) Telekana will receive the permit for sell of medical Cannabis from the Israeli Ministry of Health, (ii) IMC sole decision to convert. The permit was received on November 13, 2023.

For the years ended December 31, 2023, IMC recognized a revaluation loss from remeasurement of the loan.

As of September 30, 2024, IMC did not receive the Israeli Ministry of Health approval for the conversion yet.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Restructuring:

On April 6, 2022, Focus closed the "Sde Avraham", cultivation facility in Israel, resulting restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel across all functions (including executives). All actions associated with the workforce reduction were completed by mid-2023, subject to applicable Israeli law. Therefore, the Company recorded restructuring expenses for the twelve months ended December 31, 2023 related mainly to salaries to employees in the amount of $617

On June 30, 2023, the entity responsible for operating the Israeli medical cannabis distribution licensed center that was acquired within the Panaxia Transaction, ceased its operations at the licensed trading house located in Lod, Israel. Consequently, the Company transitioned the operation that was conducted through IMC Pharma to third-party entities and to its own trading house currently being operated by Rosen High Way.

Kadimastem Ltd. Preliminary Term Sheet Termination:

On February 13, 2024 the Company entered into a non-binding term sheet and a Loan Agreement, with Israel-based Kadimastem Ltd, a clinical cell therapy public company traded on the Tel Aviv Stock Exchange under the symbol (TASE:KDST) (“Kadimastem”), whereby the parties will work to complete a business combination that will constitute a reverse merger into the Company by Kadimastem.

The resulting issuer that will exist upon completion of the Proposed Transaction will change its business from medical cannabis to biotechnology at the closing of the Proposed Transactions (the "Closing").

Kadimastem shareholders will hold 88% of the common shares of the Company (the “Resulting Issuer Shares”) and the shareholders of the Company will hold 12% of the Resulting Issuer Share. Parties may agree, in the Definitive Agreement, on a different structure of equity in lieu of the warrants with a similar result. The Proposed Transaction is an arm’s length transaction Prior to Closing, IMC's existing medical cannabis operation and other current activities in Israel and Germany (the "Legacy Business") will be restructured (the “Spin-Out”) as a contingent value right (the "CVR"). The CVR will entitle the holders thereof to receive net cash, equity, or other net value upon the sale of the Legacy Business.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Legacy Business will be made available for potential sale to a third party for a period of up to 12 months from Closing (the "Record Date"). After the Record Date, any remaining Legacy Business in the CVR will be offered for sale through a tender process, subject to the terms of the best offer. The proceeds from the sale of the Legacy Business will be utilized to settle debts and distribute the remaining balance, if any, to CVR holders.

On February 28, 2024, Pursuant to the terms of the Term Sheet, a loan agreement was signed between IMC, a wholly owned subsidiary of the Company and Kadimastem. Accordingly, Kadimastem will provide a loan of up to US$650,000 to IMC, funded in two installments: US$300,000 upon signing the Loan Agreement and US$350,000 upon the execution of the definitive agreement regarding the Proposed Transaction (the "Loan").

The Loan accrues 9.00% interest per annum, for 12 months and is secured by the following collaterals and guarantees: (a) 10% of the proceeds derived from any operation sale under the CVR (“Charged Rights”), limited to the outstanding Loan Amount and expenses according to the Loan Agreement, accordingly IMC may, at its sole discretion, to record a second-ranked fixed charge over the Charged Rights or, alternatively, in case the existing pledges over the Charged Rights at the date of signing this Loan Agreement are subsequently discharged or removed, then the Borrower shall promptly record a first-ranking fixed charge over the Charged Assets with all applicable public records; provided that IMC shall not impose any new lien, mortgage, charge or pledge over the Charged Rights that did not exist on the date hereof, or any other liens, subject to customary exclusions; (b) IMC shall use its best efforts to record a first-ranking fixed charge over the assets of its subsidiary, R.A Yarok Pharm Ltd, in due course when applicable and as deemed appropriate; and (c) a personal guarantee by Mr. Oren Shuster, IMC’s CEO.

On May 28, 2024, the Company announced the termination of the preliminary term sheet signed on February 13, 2024 with Kadimastem Ltd. According to the separation agreement signed with Kadimastem, as a result of this termination, the loan provided to IMC by Kadimastem in a total amount of US$300,000 will be repaid together with 9% annual interest accrued thereon, in three installments by July 31st, 2024.

NASDAQ Compliance Notice

On August 1, 2023, the Company received written notification from Nasdaq (the “Notification Letter”) provided that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company has until January 16, 2024, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement for a minimum of 10 consecutive business days.

On January 31, 2024, the Company announced that it has received a 180-calendar day extension, until July 29, 2024, from the Nasdaq Stock Market ("Nasdaq"), to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) (the "Bid Price Rule").

On July 26, 2024, the Company received a formal notice from The Nasdaq Stock Market, LLC ("Nasdaq") stating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing.

The Company is now in compliance with all applicable listing standards and will continue to be listed and traded on the NASDAQ Stock Market.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Tax on Premiums in Respect of Insurance Effected Outside Canada

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2020 to December 31, 2020, IM Cannabis Corp. was assessed tax on insurance of $199, arrears interest of $36 and a failure to file penalty of $8 (collectively, the “2020 Assessment”).

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2021 to December 31, 2021, IM Cannabis Corp. was assessed excise tax on insurance of $73, arrears interest of $2 and a failure to file penalty of $0.5 (collectively, the “2021 Assessment”).

On November 29, 2023, the Company filed Notices of Objection (Excise Tax Act) to the 2020 Assessment and the 2021 Assessment. The Company assess the filed Notices of Objection (Excise Tax Act) to be low to medium complexity.

On April 26, 2024, the Company received a letter from the CRA that the Notice of Assessment for Excise Tax that the Company objected to will be voided and no outstanding balance will be owed with respect to such assessments. Based on the forgoing, this matter has been resolved to the Company's satisfaction and the objections were finalized.

35 Oak Holdings Ltd – Statement of Complaint

On November 17, 2023, the Company received a copy of a Statement of Claim that was filed in the Ontario Superior Court of Justice in Canada by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation against the Company and its board of directors, Board and officers.

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to the Company's transaction with MYM in 2021. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

The Company, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim (the "Motion"). The Motion has not been scheduled by the court.

At this time, the Company's management is of the view that the Motion has merit and is likely to succeed in at least narrowing the scope of the claim against the Company, and that it may also result in certain of the claims against individuals being dismissed altogether, and if not dismissed narrowed in scope and complexity.

On June 17, 2024, an Amended Statement of Claim was filed in the Ontario Superior Court of Justice in Canada by the MYM Shareholder Plaintiffs.

The Company plans to vigorously defend itself against the allegations. At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of these proceedings.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Oranim pharmacy

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim for an aggregate consideration of approximately NIS 11,900 thousand (approximately $4,900), comprised of NIS 5,200 thousand (approximately $2,100) paid in cash upon signing, NIS 5,200 thousand (approximately $2,100) which agreed to be paid in cash on the first quarter of 2023 and NIS 1,500 thousand (approximately $700) in Common Shares.

As of April 2023, amendment was signed accordingly the remaining amount will be paid in six equal installments until February 2024.
As of December 31, 2023, the agreed amount to be paid was not exercised.

Through a new amendment signed January 10, 2024, all remaining unpaid installments has been postponed to April 15, 2024. All six installments (that remain unpaid) will incur a 15% interest charge. Failure to meet the remaining payments will result in the transfer of IMC shares (51%) back to the seller, along with the revocation of the transaction.

On April 16, 2024, the Company announced that following a reconciliation between the parties regarding all remaining unpaid installments ($1,930) by the company, relating to the Oranim Pharmacy Acquisition completed on March 28, 2022, the parties have mutually agreed to deconsolidate the transaction. As a result, the Company shares (51%) were transferred back to the seller (see also note 9).

Exercise of Focus Option

On November 30, 2023, IMC Holdings acted to exercise its option to purchase the 74% interest in Focus held by Oren Shuster and Rafael Gabay by submitting a request to the IMCA which approved the transaction on February 25, 2024.
As of September 30, 2024, IMC Holdings holds 74% of Focus shares.

Legalization of Cannabis in Germany

Germany legalized cannabis on April 1, 2024, facilitating the access to medical cannabis prescriptions for patients and legalizing non-profit social clubs starting July 1, 2024.

Credit facilities

a.
On April 17, 2024, one of the Company fully owned subsidiaries entered into a loan agreement with a non-financial institute in the amount of approximately $1,095. Such loan bear interest at an annual rate of 15% and mature 12 months from the date of issuance.

b.
On April 17, 2024, IMC Holdings signed an amendment to extend the loan agreement with a non- financial institute from April 18, 2024, to April 18, 2025, of approximately $660, with an annual interest rate of 17% with no additional fees associated.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.
On July 1st, 2024, IMC Holdings entered into a short-term loan agreement with a non-financial institute in the amount of NIS 3,000 thousand (approximately $1,113). with an annual interest rate of 12%, for a period of 5 months.

d.
On August 1st, 2024, the credit line of approximately $1,850 CAD related to a financial institution, was converted into a six-month short-term loan, bearing an annual variable interest rate of P+1.9% (with the Israel Prime interest rate as of the submission date being 6%).

Convertible Debenture Offering

On May 26, 2024, the Company has closed a non-brokered private placement of secured convertible debentures ("Debentures") of the Company for aggregate proceeds of $2,092.

The Debentures were issued to holders of short-term loans and obligations owed by the Company or its wholly owned subsidiaries and were inclusive of a 10% extension fee in full settlement of such debt to the holders. The Debentures may be converted into common shares in the Company at a conversion price of $5.1 CAD per Share.

The Debentures will mature on May 26, 2025, and will not incur interest except in the event of default. See also note 5a.

Israel and the regional war

On October 7, 2023, a war between the terror organization Hamas supported by Lebanon terror organization Hizballah, Iran and Israel began. This war has an impact on the company's business operations. The company has suffered a negative impact since and there will be a potential positive effect in the medium to long term.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Changes to Board of Directors

On June 5, 2024, Mr. Marc Lustig, a director of the Company and a Chairman of the Board of Directors, stepped down from his positions. The Board of Directors has appointed Oren Shuster, currently a director and CEO of IMC, as the new Chairman of the Board of Directors of IMC.

On September 9, 2024, Mr. Shmulik Arbel has been appointed to the Company’s Board of Directors.

b.	Approval of consolidated financial statements:

These consolidated financial statements of the Company were authorized for issue by the board of directors on November 13, 2024.

c.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements. The following new accounting standards applied or adopted during the nine months ended September 30, 2024, and had no impact on the Interim Financial Statements:

1.	Amendments to IAS 1,"Non-Current liabilities with Covenants and Classification of Liabilities as current or non-current":

In January 2020, the IASB issued amendments to IAS 1, regarding the criteria for classifying liabilities with covenants as current or non-current.

In October 2022 the IASB issued an additional amendment accordingly a Company has to disclose of the book value of the liability and information on the financial benchmarks as well as facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity will have difficulty in complying with the financial covenants. The Amendment is applicable for annual periods beginning on or after January 1, 2024.

The Company has a loan that is presently convertible into Ordinary shares of the Company. The conversion component is classified in the financial statements as a financial liability.

2.	Amendment to IFRS 16, "LEASES":

In September 2022, the IASB issued an amendment to IFRS 16, " Lease Liability in a Sale and Leaseback" ("IFRS 16"), which provides accounting treatment in the financial statements of the seller-lessee in sale and leaseback transactions when the lease payments are variable lease payments that do not depend on the index or the exchange rate. As part of the amendment, the seller-lessee is required to adopt one of two approaches to measuring the liability for the lease at the time of first recognition of such transactions. The chosen approach constitutes an accounting policy that must be applied consistently.

The Amendment is applicable for annual periods beginning on or after January 1, 2024.

The Amendment did not have a material impact on the Company interim consolidated financial statements.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Amendments to IAS 7 and IFRS 7, "Statement of Cash Flows", and IFRS 7, "Financial Instruments: Disclosures":

In May 2023, the IASB published amendments to International Accounting Standard 7, Statement of Cash Flows, and IFRS 7, Financial Instruments: Disclosures (hereinafter: "the amendments"), to clarify the characteristics of to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the amendments are intended to assist and enable users of the financial statements to assess the effects of supplier financing arrangements on the entity's obligations as well as on the entity's cash flows and exposure to liquidity risk. The Amendment is applicable for annual periods beginning on or after January 1, 2024.

According to the transition provisions of the Amendments, the Company is not required to provide disclosures in interim periods during the first year of adoption, and therefore the above Amendments did not have a material impact on the Company's condensed interim consolidated financial statements. However, the Amendments are expected to affect the disclosures of supplier finance arrangements in the Company's annual consolidated financial statements.

4.	IFRS 18, "Presentation and Disclosure in Financial Statements":

In April 2024, the International Accounting Standards Board ("the IASB") issued IFRS 18, "Presentation and Disclosure in Financial Statements" ("IFRS 18") which replaces IAS 1, "Presentation of Financial Statements".

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity's operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, "Statement of Cash Flows", and IAS 34, "Interim Financial Reporting".

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted but will need to be disclosed.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

b.	Significant Accounting Judgements and Estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	INVENTORIES

The following is a breakdown of inventory as of September 30, 2024:

	September 30, 2024
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$733	$-	$733
Finished goods
Packaged dried cannabis	3,421	47	3,468
Other products	109	-	109

Balance as of September 30, 2024	$4,263	$47	$4,310

The following is a breakdown of inventory as of December 31, 2023:

	December 31, 2023
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$3,735	$-	$3,735
Finished goods:
Packaged dried cannabis	4,667	984	5,651
Other products	590	-	590

Balance as of December 31, 2023	$8,992	$984	$9,976

During the nine months ended SepteSmber 30, 2024, and 2023, inventory expensed to cost of goods sold of cannabis products was $32,853 and $26,359, respectively, which included $47 and $710 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in nine months period ended September 30, 2024 and 2023, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	FINANCIAL INSTRUMENTS

A.	Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Liability for Warrants *) Investment in Xinteza	Black & Scholes model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, trade payables, bank loans and credit facility, other account payables and accrued expenses and accrued purchase consideration payable, approximate their fair value due to the short-term maturities of these instruments.

*) Finance (income) expense from revaluation of Warrants measured at fair value, for the nine months ended September 30, 2024 and 2023, amounted to $(25) and $(4,547), respectively.

The Warrants fair value as of September 30, 2024 was measured using the Black & Scholes model with the following key assumptions:

	Issue date
	May 2023	February 2023	May 2021
Expected volatility	48.43%	48.43%	48.43%
Share price (Canadian Dollar)	3.22	3.22	3.22
Expected life (in years)	1.603	1.356	1.603
Risk-free interest rate	3.82%	3.98%	3.82%
Expected dividend yield	0%	0%	0%

Per Warrant (Canadian Dollar)	$0.025	$0.013	$0
Total Warrants (Canadian Dollar in thousands)	$2	$11	$0

B.
On May 26, 2024, the Company has closed a non-brokered private placement of Debentures of the Company. The Debentures fair value for the issuance date was measured using 16.55% IRR and was summarized to $1,975 of Convertible Debt and $327 of conversion option for Convertible Debt.

Finance (income) expense in respect of the Convertible Debt for the nine months ended September 30, 2024, and 2023, amounted to $523 and $nil, respectively.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	EQUITY

a.	Composition of share capital:

	September 30,		December 31,
	2024		2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	2,232,359	Unlimited	2,232,359

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On November 14, 2022, the Company’s shareholders general meeting resolved to consolidate all its issued and outstanding Ordinary shares on a ten (10) to one (1) basis (the “Share Consolidation”). All share and per share amounts in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

On July 12, 2024, the Company consolidated its issued and outstanding common shares based on one post-consolidated Common Share for every six pre-consolidated Common Shares. Post Consolidation, total Common Shares were reduced from 13,394,136 to 2,232,359 Common Shares. All the Company's outstanding convertible securities were proportionately adjusted in connection with the Consolidation.

b.
Capital issuances:

LIFE Offering

In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 ($1.66) per Unit for aggregate gross proceeds of US$3,535 ($4,702) thousand in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 ($1.99) for a period of 36 months from the date of issue.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	EQUITY (Cont.)

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165 ($219). The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company. See also note 5a.

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 ($1.66) per Unit for aggregate gross proceeds of US$2,896 ($3,852) (the “Concurrent Offering”). The Concurrent Offering was led and participated by insiders of the Company of 1,159,999 Units out of the total Concurrent offering Units. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada.

Pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws. See also note 5a.

c.	Changes in issued and outstanding share capital:

Number of shares *)
Balance as of January 1, 2024	2,232,359

Issuance of Common Shares	-

Balance as of September 30, 2024	2,232,359

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Nine months ended September 30, 2024 *)
	Number of options	Weighted average exercise price
		in CAD
Options outstanding at the beginning of the period	54,242	$172.29

Options forfeited during the period	(12,151)	-

Options outstanding at the end of the period	42,091	$222.03

Options exercisable at the end of the period	40,789	$183.27

*) See also note 5a.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
Salaries and related expenses	$4,776	$6,081	$1,526	$1,821

Depreciation and amortization	$1,642	$2,265	$451	$678

NOTE 7:-	NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Nine months ended September 30,
	2024		2023
	Weighted average number of shares (in thousands)(*)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)(*)	Net loss attributable to equity holders of the Company
For the computation of basic net earnings from continuing operations	2,232	$(9,574)	2,104	$(6,209)

Effect of potential dilutive Common Shares	-	-	-	-

For the computation of diluted net earnings from continuing operations	2,232	$(9,574)	2,104	$(6,209)

	Three months ended September 30,
	2024		2023
	Weighted average number of shares (in thousands)(*)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)(*)	Net loss attributable to equity holders of the Company
For the computation of basic net earnings from continuing operations	2,232	$(922)	2,232	(2,150)

Effect of potential dilutive Common Shares	-	-	-	-

For the computation of diluted net earnings from continuing operations	2,232	$(922)	2,232	(2,150)

*) See note 5a.

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	OPERATING SEGMENTS

a.	Reporting operating segments:

Operating segments are reported in a manner consistent with the internal reporting providedb to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in two operating segments (after the reclassification of the operating activities of the Trichome Group in Canada as discontinued operations).

Nine months ended September 30, 2024:

	Israel	Germany	Adjustments	Total
Revenue	$30,219	$10,477	$-	$40,696

Segment gain (loss)	$(8,261)	$993	$-	$(7,268)

Unallocated corporate expenses			$(2,184)	$(2,184)

Total operating loss				$(9,452)

Depreciation, amortization and impairment	$1,520	$122	$-	$1,642

Nine months ended September 30, 2023:

	Israel	Germany	Adjustments	Total
Revenue	$33,941	$4,165	$-	$38,106

Segment loss	$(2,974)	$(1,035)	$-	$(4,009)

Unallocated corporate expenses			$(3,618)	$(3,618)

Total operating loss				$(7,627)

Depreciation, amortization and impairment	$2,139	$126	$-	$2,265

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	OPERATING SEGMENTS (Cont.)

Three months ended September 30, 2024:

	Israel	Germany	Adjustments	Total
Revenue	$8,066	$5,817	$-	$13,883

Segment gain (loss)	$(929)	$642	$-	$(287)

Unallocated corporate expenses			$(666)	$(666)

Total operating loss				$(953)

Depreciation, amortization and impairment	$402	$49	$-	$451

Three months ended September 30, 2023:

	Israel	Germany	Adjustments	Total
Revenue	$10,832	$1,538	$-	$12,370

Segment loss	$(1,132)	$(268)	$-	$(1,400)

Unallocated corporate expenses			$(859)	$(859)

Total operating loss				$(2,259)

Depreciation, amortization and impairment	$630	$48	$-	$678

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 9:-	DECONSOLIDATION OF ORANIM PHARMACY

On April 16, 2024, the Company announced that following a reconciliation between the parties regarding all remaining unpaid installments ($1,930) by the company, relating to the Oranim Pharmacy Acquisition completed on March 28, 2022, the parties have mutually agreed to deconsolidate the transaction. As a result, the Company shares (51%) were transferred back to the seller.

The assets and liabilities of Oranim included in the consolidated statement of financial position as of December 31, 2023, and immediately prior to the deconsolidation on April 15, 2024, are as follows:

	April 15, 2024	December 31, 2023
ASSETS

Current assets:
Cash and cash equivalents	$346	$308
Trade receivables	1,324	1,289
Other accounts receivable	758	761
Inventories	837	725

	3,265	3,083
Non-current assets:
Property, plant and equipment, net	783	802
Right-of-use assets, net	533	565
Intangible assets, net	1,414	1,575
Goodwill	3,499	3,455

	6,229	6,397

Total Assets	$9,494	$9,480

	April 15, 2024	December 31, 2023
LIABILITIES

Current liabilities:
Trade payables	$1,597	$1,477
Other accounts payable and accrued expenses	176	230
Purchase consideration payable	2,172	2,097
Put option liability	1,973	2,697
Current maturities of operating lease liabilities	155	152

	6,073	6,653
Non-current liabilities:
Lease liabilities	372	406
Deferred tax liability, net	326	364

	698	770

Total liabilities	$6,771	$7,423
Non controlling interest	$(41)	$219

IM CANNABIS CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:-	SUBSEQUENT EVENTS

a.
Non-brokered Private Placement of units

On November 12, 2024, the Company has closed a non-brokered private placement offering through issuance of 742,511 Units for gross proceed of $2,138. Each Unit will be comprised of one Share and one Share purchase warrant and was sold at a price of $2.88 CAD per Unit. Each Warrant shall entitle the holder to acquire one additional Share at a price of $4.32 CAD, equal to a 50% premium to the offering price at any time prior to November 12, 2026.

b.
Debt Settlement and Loan Bonus

Since October 2022, the Company, through its subsidiaries, has borrowed from various groups more than US$8,000,000 (approximately $10,832). As required by the lenders, the Company's CEO and chairman of the Board has personally guaranteed the Loans which ascribes the benefit to the Company to be approximately US$560,000 (approximately $758).

On October 2024, the parties entered into a settlement agreement to settle the amount of a pre-funded Share purchase warrant at the Offering Price of a price of $0.00001, upon receipt of shareholder approval to allow the Company's CEO and chairman of the Board to become a control person (as defined in the policies of the Exchange).

c.	Loan repayment

On October 31, 2024, IMC repaid a loan to A.D.I. CAR ALARMS & STEREO SYSTEMS Ltd. at total amount of NIS 5,400 thousand (approximately $1,970).

On November 4, 2024, IMC repaid a loan to A.D.I. CAR ALARMS & STEREO SYSTEMS Ltd. at total amount of NIS 600 thousand (approximately $219).

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